

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail
Neil Kleinman
Chief Executive Officer
Silverstar Mining Corp.
2500 Plaza 5, 25th Floor
Harborside Financial Center
Jersey City, NJ   07311

> **Re:** **Silverstar Mining Corp.**
> **Form 10-K for the Fiscal Year Ended September 30, 2012**
> **Filed January 15, 2013**
> **File No. 333-140299**

Dear Mr. Kleinman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 1. Description of Business, page 4

1.   In future filings please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b)(2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

- The area of your claims, either in hectares or in acres.

Please provide a draft of your proposed disclosure with your response.

2.   Without a mineral reserve, your company is an exploration stage company pursuant to paragraph (a)(4)(i) of Industry Guide 7. In future filings please confirm you will remove references to the development stage and refer to your company as an exploration stage company. Please note that this includes your financial statements pursuant to the Instruction to paragraph (a) of Industry Guide 7.

3.   We note your disclosure referring to mines and other mineral properties that exist in the proximity of your property. Please describe only the geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, please confirm that in future filings you will remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

4.   In future filings please confirm you will disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

5.   In future filings please confirm you will provide an overview of the exploration and mining permit requirements for companies operating in the areas in which you are conducting exploration work. Include in you overview the permits required to explore or

mine, any fees or bonding requirements necessary to explore or mine, the Government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Item 1A. Risk Factors, page 11

Risks Related to our Common Stock, page 17

6.   We note that you include a reference to "Paramount" and the completion of the "Transaction" in the opening sentence of the risks related to your common stock. As neither Paramount nor a Transaction is defined elsewhere in the document, please confirm to us that you will clarify or revise in future filings; and also provide us with a draft of the disclosure to be included in future filings.

Item 8. Financial Statements and Supplementary Data, page 21

Report of Independent Registered Public Accounting Firm, page 23

7.   Please confirm to us that in future filings the State of the registered accounting firm will also be indicated in the audit report, in accordance with Rule 2-02(a) of Regulation S-X.

Notes to Consolidated Financial Statements, page F-6

2. Significant Accounting Policies, page F-7

8.   We note that you refer to legacy GAAP standards in your significant accounting policies disclosure. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please confirm to us that you will revise any references to accounting standards accordingly.

Foreign currency translation, page F-10

9.   We note your disclosure that the Company's functional and reporting currency is in U.S. dollars. We further note your disclosure that the consolidated financial statements of the Company are translated to U.S. dollars. Please advise us of the following:

- Please confirm to us your functional currency.

- If the functional currency is U.S. dollars, please update your disclosure to remove any language regarding foreign currency translation in future filings.

- If the functional currency is not U.S. dollars, please provide the amount of translation adjustment to be included in other comprehensive income recorded for all periods presented, in accordance with FASB ASC 830-30-45-12.

- Please also provide us with your draft disclosure to be included in future filings.

Item 9A. Management's Report on Internal Control over Financial Reporting, page 24

10.   We note that you do not conclude on the effectiveness of your internal controls over financial reporting ("ICFR") as of September 30, 2012. We further note your disclosure on page 16 that you have not yet completed any assessment of the effectiveness of your ICFR. Please revise to disclose your conclusion on the effectiveness of your ICFR as of September 30, 2012 as required by Item 308(a)(3) of Regulation S-K, without using any qualifying or alternative language.

11.   We note that you do not conclude on the effectiveness of your disclosure controls and procedures ("DC&P") as of September 30, 2012. Please revise to disclose your conclusion on the effectiveness of your DC&P as of September 30, 2012 as required by Item 307 of Regulation S-K, without using any qualifying or alternative language.   In addition, please consider whether management's failure to perform or complete its report on ICFR affects its conclusions regarding the effectiveness of your DC&P as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Williamson at (202) 551-3796 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining